Mid Penn Bancorp, Inc.

349 Union Street

Millersburg, Pennsylvania 17061

August 14, 2019

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn: Ms. Jessica Livingston

Re:Mid Penn Bancorp, Inc.

Registration Statement on Form S-3

File No. 333-233146

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Mid Penn Bancorp, Inc. respectfully requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated to 2:00 p.m. on Friday, August 16, 2019, or as soon as practicable thereafter.

Please contact Kenneth J. Rollins, of Pillar Aught LLC, at (717) 308-9633 with any questions you may have concerning this request.

Very truly yours,

MID PENN BANCORP, INC.

By: /s/ Michael D. Peduzzi

Name: Michael D. Peduzzi

Title: Senior Executive Vice President &

Chief Financial Officer

cc:  Kenneth J. Rollins, Esq.